TELARIA REPORTS FOURTH QUARTER 2018 FINANCIAL RESULTS

Fourth quarter revenue of $19.7 million and Adjusted EBITDA of $4.0 million

NEW YORK, NY - February 26, 2019 - Telaria, Inc. (NYSE:TLRA), the complete software platform for publishers to manage premium video advertising, today announced financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Highlights:

•	Revenue of $19.7 million, up 31% year-over-year

•	Gross profit of $16.8 million, up 20% year-over-year

•	Gross margin of 86%

•	Adjusted EBITDA(1) of $4.0 million

•	Adjusted EBITDA(1) margin of 20%

Full Year 2018 Highlights:

•	Revenue of $55.2 million, up 26% year-over-year

•	Gross profit of $48.3 million, up 20% year-over-year

•	Gross margin of 88%

•	Adjusted EBITDA(1) $(0.4) million

(1)	Adjusted EBITDA is a non-GAAP financial measure. Please see the discussion in the section called “Non-GAAP Financial Measures” and the reconciliation included at the end of this press release.

“We ended the year on a strong note driven by growth in CTV, which increased over three-fold from last year and represented 33% of revenue for the quarter,” said Mark Zagorski, Telaria CEO. “Our industry leading Video Management Platform and focus on creating innovative solutions for CTV publishers continued to pay dividends as we added new customers like Cheddar and Outside TV and expanded our relationships with key partners like Hulu and PlutoTV. Globally, we made great strides growing our business in APAC, signing partnerships with leading TV broadcasters across the region.  During the quarter we also launched numerous platform technology initiatives that optimized the CTV experience for both advertisers and consumers. These successes demonstrate the leadership position we have built in programmatic CTV and have created great momentum heading into 2019 as we capitalize on the continued convergence of digital and linear TV ad dollars.”

Business Highlights for the Quarter:

•	Increased CTV revenue by 232% in Q4 which represented 33% of quarterly revenue.

•	Renewed Hulu partnership as programmatic partner of record and added Cheddar and Outside TV to Telaria’s roster of leading CTV clients

•	Bolstered the Company's presence in the Asia Pacific region with the addition of Astro, a leading media broadcaster in Malaysia and FPT Television, a leading pioneer of IPTV services in Vietnam

•	Expanded Agency and Brand sales team, more than doubling its size and geographic reach

•	Launched TV Content Reporting toolset and enhanced CTV Ad-Podding Suite

Fourth Quarter and Full-Year Results Summary
(in millions, except per share amounts), (unaudited)

	Three Months Ended			Twelve Months Ended
	December 31, 2018	December 31, 2017	% Change	December 31, 2018	December 31, 2017	% Change

Revenue	$19.7	$15.0	31%	$55.2	$43.8	26%
Gross profit	$16.8	$14.0	20%	$48.3	$40.4	20%
Income (loss) from continuing operations, net of income taxes	$1.4	$(0.1)	NM	$(9.2)	$(19.7)	53%
Adjusted EBITDA	$4.0	$3.0	33%	$(0.4)	$(6.5)	94%

Guidance

Based on information available as of February 26, 2019, the Company expects the following:

First Quarter and Full Year 2019 Outlook

	Q1 2019	Full Year 2019

Revenue	$11.5-$12.5	$63.0-$67.0 million
Adjusted EBITDA	$(3.5)-$(3.0)	$1.0-$4.0 million

Q4 2018 Financial Results Webcast: The Company will host a conference call at 8:00 AM ET today to discuss its results. The conference call can be accessed toll-free at (877) 407-9039 or (201) 689-8470 (Toll/International). The call will also be broadcast simultaneously at http://telaria.com. Following completion of the call, a recorded replay of the webcast will be available on Telaria’s website. To listen to the telephone replay, call toll-free (844) 512-2921 or (412) 317-6671 (Toll/International), replay Pin #: 13687727. The telephone replay will be available from 11:00 AM ET February 26, 2018 through 11:59 PM ET March 5, 2018. Additional investor information can be accessed at http://telaria.com.

About Telaria
Telaria, Inc. (NYSE: TLRA), is a complete software platform to manage premium video advertising. We engineer the most robust suite of analytics, automated decisioning, and integrated programmatic and direct monetization tools in the industry. Global publishers require total command of their business; Telaria's independent solution empowers unbiased decisions for the best revenue outcomes. Telaria operates out of 13 offices worldwide across North America, EMEA, LATAM and APAC.

“Safe Harbor" Statement: This press release contains forward-looking statements that involve risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those set forth in or implied by such forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including statements related to 2019 first quarter and full year financial guidance and long-term financial targets. Important factors that could cause actual results or the timing of events to differ materially from those set forth in or implied by any forward-looking statements include, without limitation, risks and uncertainties associated with: the company’s continuing development of its business model; unfavorable conditions in the global economy or reductions in digital advertising spend; the company’s ability to effectively innovate and adapt to rapidly changing technology and client needs; increased competition as well as innovations by new and existing competitors; expansion of the online video advertising market; the company’s ability to attract new demand partners and maintain relationships with current demand partners; the company’s ability to increase or maintain spend from existing demand partners; the impact of the disposition of the company’s buyer platform on the company’s operations and financial results; growth of OTT and connected TV markets; risks of entering new markets in which we have limited or no experience and difficulty adapting our solutions for new markets; the company’s ability to attract sellers of premium video advertising inventory to its platform and secure inventory on terms that are favorable to it; the company’s ability to detect fraudulent or malicious activity and ensure a high level of brand safety for its clients; identifying, attracting and retaining qualified personnel; defects, errors or interruptions in the company’s solutions; the company’s ability to collect and use data to deliver its solutions; the impact of tools that block the display of video ads; the effect of legal, regulatory developments and industry standards regarding internet privacy and other matters; maintaining, protecting and enhancing the company’s intellectual property; costs associated with defending intellectual property infringement, securities litigation and other claims; future opportunities and plans, including the uncertainty of expected future financial performance and results; as well as other risks and uncertainties detailed from time-to-time under the caption “Risk Factors” and elsewhere in the company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission on March 2, 2018, its Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the U.S. Securities and Exchange Commission on May 8, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed with the U.S. Securities and Exchange Commission on August 9, 2018, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018 and future filings and reports by the company, including its Annual Report on Form 10-K for the year ended December 31, 2018.

Forward-looking statements are based on current expectations and beliefs and are not guarantees of future performance or events. Investors are cautioned not to place undue reliance on any forward-looking statements. Furthermore, forward-looking statements speak only as of the date on which they are made, and, except as required by law, Telaria disclaims any obligation to update these forward-looking statements to reflect future events or circumstances.

Non-GAAP Financial Measures: To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), Telaria reports Adjusted EBITDA, which is a non-GAAP financial measure. We define Adjusted EBITDA as net loss before total interest expense and other income (expense), net, provision for income taxes, and depreciation and amortization expense, and adjusted to eliminate the impact of non-cash stock-based compensation expense, acquisition related costs, restructuring costs, transaction costs, mark-to-market expense, executive severance, retention and recruiting costs, disposition related costs, expenses for transitional services and other adjustments. We use Adjusted EBITDA for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that the use of Adjusted EBITDA provides useful information about our operating results, enhances the overall understanding of our past financial performance and future prospects, and allows for greater transparency with respect to a key metric that is used by management in its financial and operational decision making. Non-GAAP financial measures should be considered in addition to results and guidance prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. With respect to our expectations under “Guidance” above, reconciliation Adjusted EBITDA guidance to the closest corresponding GAAP measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the costs and charges excluded from this non-GAAP measure, in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of these costs and charges to have a significant, and potentially unpredictable, impact on our future GAAP financial results.
###

Investor Relations Contact:
Andrew Posen
Vice President, Head of Investor Relations
212-792-2315
IR@telaria.com

Media Contact:
Lekha Rao
Vice President, Media Relations & Corporate Communications
646-226-0254
lrao@telaria.com

Exhibit A

Telaria, Inc.
Consolidated Balance Sheets
(in thousands)
(unaudited)

	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$47,729	$76,320
Accounts receivable, net	104,317	59,288
Prepaid expenses and other current assets	3,381	2,499
Total current assets	155,427	138,107
Long-term assets:
Property and equipment, net	2,789	3,194
Intangible assets, net	4,379	1,307
Goodwill	9,478	6,320
Deferred tax asset	193	332
Other assets	2,440	1,168
Total long-term assets	19,279	12,321
Total assets	$174,706	$150,428

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$109,991	$59,419
Deferred rent	797	808
Contingent consideration on acquisition	1,500	—
Deferred income	69	674
Other current liabilities	817	53
Total current liabilities	113,174	60,954
Long-term liabilities:
Deferred rent	5,759	5,260
Deferred tax liabilities	1,153	338
Other liabilities	225	737
Total liabilities	120,311	67,289
Commitments and contingencies
Stockholders’ equity:
Common stock	4	5
Treasury stock	(31,980)	(8,443)
Additional paid-in capital	293,154	288,277
Accumulated other comprehensive loss	(949)	(232)
Accumulated deficit	(205,834)	(196,468)
Total stockholders’ equity	54,395	83,139
Total liabilities and stockholders’ equity	$174,706	$150,428

Telaria, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Revenue	$19,656	$15,011	$55,165	$43,799
Cost of revenue	2,812	1,003	6,844	3,448
Gross profit	16,844	14,008	48,321	40,351

Operating expenses:
Technology and development(1)	2,881	1,936	9,925	8,586
Sales and marketing(1)	6,646	6,386	25,424	28,073
General and administrative(1)	5,517	5,207	20,187	20,197
Restructuring costs	—	—	149	—
Depreciation and amortization	507	1,591	3,705	4,586
Mark-to-market(2)	57	—	57	148
Total operating expenses	15,608	15,120	59,447	61,590

Income (loss) from continuing operations	1,236	(1,112)	(11,126)	(21,239)

Interest and other income, net:
Interest expense	(15)	(14)	(89)	(78)
Other income, net	58	660	1,975	1,270
Total interest and other income (expense), net	43	646	1,886	1,192

Income (loss) from continuing operations before income taxes	1,279	(466)	(9,240)	(20,047)

Benefit for income taxes	(156)	(403)	(10)	(347)

Income (loss) from continuing operations, net of income taxes	1,435	(63)	(9,230)	(19,700)

(Loss) gain on sale of discontinued operations, net of income taxes	—	(298)	(136)	14,626
Income (loss) from discontinued operations, net of income taxes	—	(546)	—	7,301
Total income (loss) from discontinued operations, net of income taxes	—	(844)	(136)	21,927

Net income (loss)	$1,435	$(907)	$(9,366)	$2,227

Net income (loss) per share - basic
Income (loss) from continuing operations, net of income taxes	$0.03	$—	$(0.18)	$(0.39)
(Loss) income from discontinued operations, net of income taxes	$—	(0.02)	—	0.43
Net income (loss)	$0.03	$(0.02)	$(0.18)	$0.04

Net income (loss) per share - diluted
Income (loss) from continuing operations, net of income taxes	$0.03	$—	$(0.18)	$(0.39)
(Loss) income from discontinued operations, net of income taxes	$—	(0.02)	—	0.43
Net income (loss)	$0.03	$(0.02)	$(0.18)	$0.04

Weighted-average number of shares of common stock outstanding:
Basic	50,278,668	51,195,402	51,764,506	50,511,366
Diluted	54,348,614	51,195,402	51,764,506	50,511,366

(1) Stock-based compensation expenses included above:

Telaria, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2018	2017	2018	2017
Stock-based compensation expense:
Technology and development	$122	$159	$492	$615
Sales and marketing	415	811	1,470	2,062
General and administrative	514	721	1,858	2,044
Total in continuing operations	$1,051	$1,691	$3,820	$4,721
(2) Reflects expense incurred based on the Company’s re-measurement of the estimated fair value of certain earn-out payments that were paid in connection with the acquisition of SlimCut and The Video Network Pty Ltd.

Telaria, Inc.
Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Years Ended December 31,
	2018	2017
Cash flows from operating activities:
Net loss from continuing operations	$(9,230)	$(19,700)
Net income from discontinued operations	(136)	21,927
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	3,704	7,760
Gain on sale of discontinued operations, before income taxes	—	(14,958)
Bad debt expense (benefit)	190	356
Mark-to-market expense	57	148
Compensation expense related to the acquisition-contingent consideration	—	1,810
Deferred tax benefit	—	(332)
Loss on disposal of property and equipment	21	392
Stock based compensation expense	3,820	5,394
Net change in operating assets and liabilities:
Increase in accounts receivable	(43,213)	(19,891)
Decrease in contingent consideration on acquisition	—	(4,753)
Decrease in prepaid expenses, other current assets and other long-term assets	(1,781)	(3,157)
Increase in accounts payable and accrued expenses	48,779	13,831
(Decrease)/increase in other current liabilities	322	(126)
Decrease in deferred tax liability	(4)	(110)
Increase (decrease) in deferred rent and security deposits payable	488	(629)
(Decrease) increase in deferred income	(619)	1,407
Decrease in other liabilities	(512)	—
Net cash used provided by (used in) in operating activities	1,886	(10,631)

Cash flows from investing activities:
Purchase of property and equipment	(2,740)	(1,113)
Acquisition, net of cash acquired	(4,828)	—
Cash received from sale of discontinued operations	—	49,000
Expenses paid with respect to sale of discontinued operations	—	(1,954)
Net cash (used in) provided by investing activities	(7,568)	45,933

Cash flows from financing activities:
Proceeds from issuance of common stock under employee stock purchase plan	522	446
Proceeds from the exercise of stock option awards	1,843	699
Principal portion of capital lease payments	—	(214)
Treasury stock — repurchase of stock	(23,537)	(2,406)
Tax withholdings related to net share settlements of restricted stock units	(1,311)	(1,842)
Net cash used in financing activities	(22,484)	(3,317)

Net (decrease) increase in cash and cash equivalents and restricted cash	(28,166)	31,985

Effect of exchange rate changes in cash and cash equivalents	(425)	405

Cash, cash equivalents and restricted cash at beginning of year	76,320	43,930
Cash, cash equivalents and restricted cash at end of year	$47,729	$76,320

Exhibit B

Telaria, Inc.
Reconciliation of Net Loss from Continuing Operations to Adjusted EBITDA
(in thousands

(unaudited)

	Three Months Ended December 31,		For the Years Ended December 31,
	2018	2017	2018	2017

Income (loss) from continuing operations, net of income taxes	$1,435	$(63)	$(9,231)	$(19,700)
Adjustments:
Depreciation and amortization expense	507	1,591	3,705	4,586
Total interest and other expense (income), net(1)	(43)	(646)	(1,886)	(1,192)
Provision for income taxes	(156)	(403)	(10)	(347)
Stock-based compensation expense	1,051	1,691	3,820	4,721
Acquisition-related costs(2)	81	—	483	1,810
Restructuring costs(3)	—	—	149	—
Mark-to market expense(4)	57	—	57	148
Executive severance, retention and recruiting costs(5)	616	202	839	1,421
Disposition related costs(6)	—	129	—	1,029
Expenses for transitional services(7)	—	541	697	905
Other adjustments(8)	453	—	1,016	102
Total net adjustments	2,566	3,105	8,870	13,183
Adjusted EBITDA	$4,001	$3,042	$(361)	$(6,517)

(1) Includes sublease income for our former office locations net of rent expense for those same locations. In addition, includes income received from the transfer of rights in the name "Tremor Video".

(2) For the three months and year-ended December 31, 2018, reflects acquisition-related costs incurred in connection with our acquisition of SlimCut Media ("SlimCut") in June 2018. For the three months and year-ended December 31, 2017, reflects acquisition-related costs incurred in connection with the acquisition of The Video Network Pty Ltd ("TVN").

(3) Reflects the estimated fair value of costs related to the relocation of office space following the sale of our buyer platform.

(4) For the three months and year-ended December 31, 2018, reflects expense incurred based on the re-measurement of the estimated fair value of earn-out payments that will be paid in connection with the acquisition of SlimCut and for the year-ended December 31, 2017, reflects expense incurred based on the re-measurement of the estimated fair value of earn-out payments that were paid in connection with the acquisition of TVN.

(5) For 2018 and 2017, reflects certain executive severance, recruiting and retention costs.

(6) Reflects professional fees incurred in connection with the sale of our buyer platform in August 2017.

(7) Reflects costs incurred providing transitional services following the sale of our buyer platform.

(8) For the three months and year-ended December 31, 2018,includes rent expense for our current corporate headquarters during the period of time in which such space was unoccupied as well as expenses relating to the reversal of certain capitalized professional fees. For the three months and year-ended December 31, 2017, reflects amounts accrued in connection with a one-time change in our employee vacation policy.